

January 31, 2014

<u>Via E-mail</u>
Alan Shortall
Chief Executive Officer
Unilife Corporation
250 Cross Farm Lane
York, PA 17406

>   **Re: Unilife Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2013**
>   **Filed September 13, 2013**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
>   **Filed November 12, 2013**
>   **File No. 001-34540**

Dear Mr. Shortall:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

FDA's Premarket Clearance and Approval Requirements, page 13

1.   We refer to statements by your management during the February 11, 2013 earnings conference call concerning the need to achieve "filling and packaging line validation" prior to launching your Unifill syringe. Please provide us, and disclose in future filings, as applicable, a discussion of "validation" and other significant FDA or other regulations required for achieving product commercialization. In this regard we note that your disclosure on page 11 of the Form 10-K makes reference to compliance with 21 CFR 210/211 for pharmaceuticals and 21 CFR 820 for medical devices but does not appear to address the validation process. In your discussion, please disclose whether each product identified on pages 5-8 is validated.

Consolidated Statements of Operations and Comprehensive Loss, page 44

2.   We note your licensing fees and industrialization and development fees on your statements of operations. Please provide us with your analysis that supports your classification of these fees as revenues. Discuss your consideration of classifying these fees as reductions of research and development expenses and how you determined the classification as revenue to be more appropriate, citing the applicable accounting literature.

Notes to Consolidated Financial Statements, page 47

Note 5. Property, Plant and Equipment and Construction-in-Progress, 59

3.   We note that you have $46,106,000 of net property, plant and equipment as of June 30, 2013. Additionally, we note that you have not generated significant product revenues to date, have significant operating losses and it appears that your manufacturing operations have been limited up until this point. Please tell us how you considered these indicators of impairment for your property, plant and equipment and provide us with your estimates of future cash flows. Refer to paragraph 360-10-35 of the FASB Accounting Standards Codification.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Management's Discussion and Analysis…, page 16

4.   We note statements by your management during the November 11, 2013 earnings call concerning "rapid revenue growth" and "sequential quarterly growth in fiscal year 2014, and significant annual growth year over prior year for fiscal year 2014 and beyond." Please refer to Regulation S-K, Item 303(a)(3)(ii) and provide us with a description of known trends that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please confirm that in future filings, as applicable, you will disclose all known trends and uncertainties in accordance with Item 303(a)(3)(ii).

Liquidity and Capital Resources, page 17

5.   We note statements by your management during the November 11, 2013 earnings call that you have no intention of conducting secondary offerings in the foreseeable future because of deals that have signed or will sign. Your disclosure on page 17, however, indicates that you have funded your operations primarily through a combination of equity issuances, borrowings under bank mortgages, term loans, and an external secured financing and payments from Sanofi. Please refer to Regulation S-K, Item 303(a)(2)(ii) and provide us with a discussion that addresses the changes in the mix between equity, debt and any off-balance sheet financing arrangements. Also, please confirm that in

future filings, as applicable, you will disclose known material trends in your capital resources in accordance with Item 303(a)(2)(ii).

Exhibits

6.   We refer to the disclosures on pages 14-15 concerning your September 3, 2013 supply agreement with Sanofi. In light of the exclusivity provisions and the size of the payments, please file the agreement pursuant to Regulation S-K, Item 601(b)(10). Please also refer to your December 19, 2013 Form 8-K filing, your recent press releases and your recent earnings call discussions concerning several new supply contacts, including, without limitation, ones with Hikma Pharmaceuticals PLC, Novartis and MedImmune. Please file these agreements as material contracts or tell us whether you will file them within the timeframes required by Item 601(b)(10). Please also confirm that in future periods, as applicable, you will file all material supply contracts in accordance with the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief